Exhibit 99.1

For Immediate Release

NORSAT ANNOUNCES SECOND QUARTER
FISCAL YEAR 2016 FINANCIAL RESULTS

- Management to Host Conference Call at 8:30 am Pacific Time (11:30 am Eastern Time) -

Vancouver, British Columbia – August 4, 2016 – Norsat International Inc. (“Norsat” or the “Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today reported financial results for the second quarter ended June 30, 2016.

Financial Highlights

For the three months ended June 30, 2016

  $9.0 million in revenue for the quarter, consistent with the amount for the same period last year.

  Gross profit margin of 46% for the quarter, an increase of 7% from 39% for the same period last year.

  Net earnings for the quarter were $0.9 million, or $0.16 per share, basic and diluted, compared to $0.7 million, or $0.12 per share, basic and diluted, for the same period last year.

  Adjusted EBITDA11 of $1.7 million for the quarter, an increase of 50% from $1.2 million for the same period last year.

For the six months ended June 30, 2016

  $18.5 million in revenue for the six months ended June 30, 2016, an increase of 7% compared to $17.4 million for the same period last year.

  Gross profit margin of 45% for the six months ended June 30, 2016, an increase of 6% from 39% for the same period last year.

  Net earnings for the six months ended June 30, 2016 were $2.1 million, or $0.36 per share, basic and diluted, compared to $1.2 million, or $0.21 per share, basic and diluted, for the same period last year.

  Adjusted EBITDA1 of $3.4 million for the six months ended June 30, 2016, an increase of 63% from $2.1 million for the same period last year.

  $9.3 million of cash and cash equivalents at June 30, 2016, an increase of $4.7 million compared to $4.6 million at December 31, 2015.

  $22.6 million of working capital at June 30, 2016, an increase of $3.2 million compared to $19.4 million at December 31, 2015.

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1Adjusted EBITDA is a measure that the Company uses to reflect the results of its core earnings. Adjusted EBITDA is defined as earnings before income tax expense, financing costs, depreciation and amortization, foreign exchange gain or loss, corporate development costs, write-down of inventory, impairment charges or recoveries, discontinued operations and other non-cash charges.

“We are very pleased with the second quarter results. Despite continued softness in the Canadian infrastructure and public safety markets, our total revenue and profitability have remained strong as we continue to manage our cost structure while challenging ourselves to develop and market reliable products to meet customer needs,” said Dr. Amiee Chan, President and CEO of Norsat. “To demonstrate our continued commitment to our long-term strategy to expand our market share in remote and challenging applications, we have introduced new products and solutions during the quarter, including the Median 40W Ku-band BUC, along with a range of LNBs to our microwave product line,” added Dr. Chan.

A full set of financial statements and Management’s Discussion and Analysis for Norsat is available at

www.norsat.com and will be available at www.sedar.com.

Conference Call Details

Norsat will host a conference call today, August 4, 2016 at 8:30 am Pacific Time (11:30 am Eastern Time) to discuss its fiscal year 2016 second quarter results. To access the conference call, please dial toll-free 1-888-886-7786 or 416-764-8658. The conference call title is: ‘Norsat Investor Call’. Please connect approximately 10 – 15 minutes prior to the beginning of the call to ensure participation. A digital recording and transcript of the call will be available after the live call at: http://www.norsat.com/investors/financial-information/conference-call-recordings/

Norsat International Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States dollars)
(Unaudited)

	June 30, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$9,318,248	$4,585,754
Trade and other receivables	8,753,411	8,987,392
Inventories	11,339,377	10,956,524
Prepaid expenses and other	258,347	394,617
	29,669,383	24,924,287
Non-current assets
Property and equipment, net	570,756	558,609
Intangible assets, net	4,434,258	4,724,490
Goodwill	4,097,751	4,097,751
Investment tax credits recoverable	4,694,480	4,985,139
Deferred income tax assets	1,704,126	2,218,848
	15,501,371	16,584,837
Total assets	$45,170,754	$41,509,124
LIABILITIES
Current liabilities
Trade and other payables	$2,545,612	$1,906,703
Accrued liabilities	2,149,332	2,375,107
Provisions	957,466	947,682
Deferred revenue	1,430,914	286,432
	7,083,324	5,515,924
Non-current liabilities
Long-term deferred revenue	14,199	45,889
Total liabilities	7,097,523	5,561,813
SHAREHOLDERS' EQUITY
Issued capital	39,995,215	39,850,648
Treasury shares	(431,547)	(320,750)
Contributed surplus	4,148,106	4,318,487
Accumulated other comprehensive loss	(4,508,316)	(4,673,811)
Deficit	(1,130,227)	(3,227,263)
Total shareholders' equity	38,073,231	35,947,311
Total liabilities and shareholders' equity	$45,170,754	$41,509,124
Commitments and Contingencies (Note 12)

Norsat International Inc.
Condensed Interim Consolidated Statements of Earnings and Comprehensive Income
(Expressed in United States dollars, except per share amount)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

Revenue	$8,959,936	$8,950,091	$18,513,363	$17,360,416
Cost of sales	4,846,117	5,467,065	10,224,397	10,519,547
Gross profit	4,113,819	3,483,026	8,288,966	6,840,869

Expenses:
Selling and distributing	1,259,794	1,271,795	2,663,736	2,538,788
General and administrative	821,057	734,713	1,703,158	1,759,170
Product development	856,782	730,932	1,640,777	1,489,708
Less: Government contributions	(387,703)	(312,933)	(767,178)	(643,957)
Loss on foreign exchange	131,550	210,792	82,391	388,541
Interest and bank charges	27,583	40,908	54,383	76,306
Total expenses	2,709,063	2,676,207	5,377,267	5,608,556

Earnings before income taxes	1,404,756	806,819	2,911,699	1,232,313

Current income tax expense/(recovery)	3,373	-	3,373	(66,068)
Deferred income tax expense	466,382	132,710	811,290	64,585
Net earnings	$935,001	$674,109	$2,097,036	$1,233,796

Other comprehensive income (loss)
Exchange differences on translation of operations in currencies other than United States dollars	148,558	464,402	165,495	(79,377)
Total comprehensive income	$1,083,559	$1,138,511	$2,262,531	$1,154,419

Net earnings per share
Basic earnings per share	$0.16	$0.12	$0.36	$0.21
Diluted earnings per share	$0.16	$0.12	$0.36	$0.21

Weighted average number of shares outstanding
Basic	5,764,892	5,759,439	5,765,922	5,762,789
Diluted	5,815,681	5,783,048	5,800,064	5,785,985

Norsat International Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States dollars)
(Unaudited)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Cash and cash equivalents provided by/(used in)
Operating activities:
Net earnings for the period	$935,001	$674,109	$2,097,036	$1,233,796
Income taxes paid	(3,373)	(43,270)	(3,373)	(43,270)
Adjustments for items not affecting cash:
Depreciation and amortization	201,919	329,742	431,247	657,791
Write-off of property and equipment	-	-	-	31,139
Unrealized foreign exchange loss	119,569	210,793	144,425	388,541
Acquisition loan cost amortization	-	-	-	2,262
Other income	-	(198,997)	-	(198,997)
Current income tax expense/(recovery)	3,373	-	3,373	(66,068)
Deferred income tax expense	466,382	132,710	811,290	64,585
Share-based payments	84,531	64,410	129,407	118,361
Vesting of RSUs	-	(14,632)	-	(14,632)
Government contributions	(387,703)	(312,933)	(767,178)	(643,957)
Changes in non-cash working capital	1,065,497	(1,977,058)	1,298,835	(2,888,486)
Net cash flows provided by/(used in) operating activities	2,485,196	(1,135,126)	4,145,062	(1,358,935)

Investing activities:
Purchase of intangible assets, property and equipment, net of SADI	(111,222)	(43,454)	(134,640)	(99,549)
Net cash flows used in investing activities	(111,222)	(43,454)	(134,640)	(99,549)

Financing activities:
Repayment of acquisition loan	-	(1,306,762)	-	(2,286,762)
Purchase of treasury shares, including purchase costs	(266,018)	(273,298)	(266,018)	(273,298)
Government contributions	46,058	69,727	1,000,518	833,211
Net cash flows (used in)/provided by financing activities	(219,960)	(1,510,333)	734,500	(1,726,849)

Effect of foreign currency translation on cash and cash equivalents	(7,514)	(73,410)	(12,428)	266,812

Increase/(decrease) in cash and cash equivalents	2,146,500	(2,762,323)	4,732,494	(2,918,521)
Cash and cash equivalents, beginning of period	7,171,748	5,357,535	4,585,754	5,513,733
Cash and cash equivalents, end of period	$9,318,248	$2,595,212	$9,318,248	$2,595,212

Norsat International Inc.
Reconciliation of IFRS to non-IFRS Measures
(Expressed in United States dollars)

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Net earnings for the period	$935,001	$674,109	$2,097,036	$1,233,796
Interest (income)/expense	(2,258)	7,139	(3,816)	21,644
Depreciation and amortization	201,919	329,742	431,247	657,791
Tax expense/(recovery)	469,755	132,710	814,663	(1,483)
EBITDA (2)	$1,604,417	$1,143,700	$3,339,130	$1,911,748
Loss on foreign exchange	131,550	210,792	82,391	388,541
Other income	-	(198,997)	-	(198,997)
Adjusted EBITDA (2)	$1,735,967	$1,155,495	$3,421,521	$2,101,292

(2)

We disclose non-IFRS measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. For a more detailed description of non-IFRS measures, please refer to Management’s Discussion and Analysis for the three and six months ended June 30, 2016 posted on Norsat’s website and SEDAR.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

Forward Looking Statements

The discussion and analysis of this news release contains forward-looking statements concerning anticipated developments in Norsat’s operations in future periods, the adequacy of its financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about Norsat’s market opportunities, strategies, competition, expected activities and expenditures as it pursues its business plan, the adequacy of available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this news release are qualified by this cautionary statement and there can be no assurance that actual results or anticipated developments will be realized. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this news release and Norsat assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by law.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604-821-2800	Tel: 604-821-2800
Email: achan@norsat.com	Email: achin@norsat.com